Immersed Inc.

(a Delaware Corporation)

Audited Financial Statements
As of the years ended December 31, 2024 and December 31, 2023

Audited by:

Alice.CPA LLC
A New Jersey CPA Company

IMMERSED INC.

TABLE OF CONTENTS











Alice CPA

Independent Auditor's Report

February 14, 2025
To: Board of Directors of Immersed Inc.
Attn: Renji Bijoy, CEO
Re: 2024 and 2023 Financial Statement Audit – Immersed Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Immersed Inc., which comprise the balance sheets as of December 31, 2024 and December 31, 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Immersed Inc. as of December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Immersed Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Immersed Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Immersed Inc.'s internal control. Accordingly, no such opinion is expressed.

229 Park Ave S, Suite 70037
New York, New York 10003-1502
Info@Alice.CPA

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Immersed Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
February 14, 2025



Immersed Inc.
BALANCE SHEETS
December 31, 2024 and 2023
(Audited)

	2024		2023	
ASSETS				
Current Assets				
Cash	$	242,490	$	1,589,997
Accounts receivable		114,314		625,463
Prepaid and other current assets		312,117		367,815
Digital assets, net		2,642		9,026
Total Current Assets		671,563		2,592,301
Property and equipment, net		40,089		64,350
Intangible assets, net		199,132		214,378
Operating lease right-of-use asset, net		-		337,123
Total Assets	$	910,784	$	3,208,152
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current Liabilities				
Accounts payable	$	5,558,992	$	566,953
Accrued expenses		740,656		200,063
Accrued interest		198,531		14,104
Deferred revenue		3,025,713		1,474,585
Operating lease liability, current		-		337,380
vProperty deposits		73,391		85,700
Merchant cash advances, net		295,350		-
Loans payable, net		195,854		-
Notes payable		177,000		-
Total Current Liabilities		10,265,487		2,678,785
Convertible notes payable		4,599,300		450,000
Total Liabilities		14,864,787		3,128,785
Stockholders' Equity (Deficit)				
Common stock, $0.00001 par value; 33,000,000 and 30,000,000 shares authorized, 5,821,712 and 5,800,045 shares issued and outstanding as of December 2024 and 2023, respectively		60		58
Series 1 Preferred stock, $0.00001 par value; 8,950,000 shares authorized, 8,315,265 shares issued and outstanding, liquidation preference of $34,184,635, as of December 2024 and 2023		82		82
Additional paid-in capital		17,420,246		17,184,289
Accumulated deficit		(31,374,391)		(17,105,062)
Total Stockholders' Equity (Deficit)		(13,954,003)		79,367
Total Liabilities and Stockholders' Equity (Deficit)	$	910,784	$	3,208,152

The accompanying footnotes are an integral part of these financial statements.

Immersed Inc.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2024 and 2023
(Audited)

	2024	2023
Revenues	$ 659,590	$ 220,413
Cost of revenues	(155,331)	(72,068)
Net Profit	**504,259**	**148,345**
Operating Expenses		
General and administrative	$ 1,868,107	$ 1,652,324
AR/VR product expenses	12,036,253	3,826,309
Marketing and advertising	141,919	88,260
Digital assets impairment gains, net	(1,895)	(255,318)
Professional fees	273,746	400,213
Total Operating Expenses	**14,318,130**	**5,711,788**
Loss from Operations	**(13,813,871)**	**(5,563,443)**
Other Income (Expense)		
Other income	-	203,810
Interest income	-	7,932
Interest expense	(457,701)	(14,104)
Gain on disposal of digital assets, property and equipment	2,243	58,121
Total Other Income (Expense)	**(455,458)**	**255,759**
Net Loss	**$ (14,269,329)**	**$ (5,307,684)**

The accompanying footnotes are an integral part of these financial statements.

Immersed Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
For the Years Ended December 31, 2024 and 2023
(Audited)

	Common stock		Series 1 Preferred stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Value	Shares	Value			
Balance as of January 1, 2023	4,641,185	$ 46	8,315,265	$ 82	$ 13,993,016	$ (11,797,378)	$ 2,195,766
Issuance of common stock upon exercise of stock options	554,314	6	-	-	124,976	-	124,982
Issuance of common stock through WeFunder	604,546	6	-	-	2,999,994	-	3,000,000
Offering costs	-	-	-	-	(150,000)	-	(150,000)
Stock-based compensation - stock options	-	-	-	-	216,303	-	216,303
Net loss	-	-	-	-	-	(5,307,684)	(5,307,684)
Balance as of December 31, 2023	5,800,045	58	8,315,265	82	17,184,289	(17,105,062)	79,367
Issuance of common stock upon exercise of stock options	19,148	2	-	-	15,700	-	15,702
Issuance of common stock through WeFunder	2,519	-	-	-	-	-	-
Stock-based compensation - stock options	-	-	-	-	220,257	-	220,257
Net loss	-	-	-	-	-	(14,269,329)	(14,269,329)
Balance as of December 31, 2024	5,821,712	$ 60	8,315,265	$ 82	$ 17,420,246	$ (31,374,391)	$ (13,954,003)

The accompanying footnotes are an integral part of these financial statements.

Immersed Inc.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024 and 2023
(Audited)

	2024	2023
Cash Flows from Operating Activities		
Net loss	$ (14,269,329)	$ (5,307,684)
Adjustments to reconcile net loss to net cash provided by operations:		
Depreciation and amortization	48,551	51,347
Bad debt expense	6,686	28,348
Stock-based compensation	220,257	216,303
Amortization of discount on operating lease liability	8,493	26,238
Amortization of discount on merchant cash advances and loans payable	236,548	-
Loss on disposal of property and equipment	1,819	28
Digital assets impairment gains, net	(1,895)	(255,318)
Changes in operating assets and liabilities:		
Accounts receivable	504,463	(640,242)
Prepaid and other current assets	55,698	(329,700)
Operating lease right-of-use asset	337,123	376,634
Other noncurrent assets	-	70,000
Accounts payable	4,992,039	559,228
Accrued expenses and interest	725,020	79,133
Deferred revenue	1,551,128	1,437,765
Operating lease liability	(345,873)	(368,156)
vProperty deposits	(12,309)	(661,396)
Net cash provided by (used in) operating activities	(5,941,581)	(4,717,472)
Cash Flows from Investing Activities		
Sale/(purchase) of digital assets	8,279	599,756
Purchase of property and equipment	(17,280)	(14,727)
Purchase of intangible assets	-	(200,000)
Sale of property and equipment	6,417	5,505
Net cash used in investing activities	(2,584)	390,534
Cash Flows from Financing Activities		
Proceeds from convertible notes payable	4,149,300	450,000
Proceeds from notes payable	420,000	-
Repayment of notes payable	(243,000)	-
Proceeds from merchant cash advances	825,000	-
Repayment of merchant cash advances	(735,315)	-
Proceeds from loans payable	500,900	-
Repayment of loans payable	(335,929)	-
Proceeds from issuance of common stock	15,702	3,124,982
Offering costs	-	(150,000)
Net cash used in financing activities	4,596,658	3,424,982
Net change in cash and cash equivalents	(1,347,507)	(901,956)
Cash at beginning of year	1,589,997	2,491,953
Cash at end of year	$ 242,490	$ 1,589,997
Supplemental information		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

Immersed Inc.
Notes to the Financial Statements
December 31, 2024 and 2023
(Audited)

NOTE 1 – NATURE OF OPERATIONS

Immersed Inc., previously known as AraJoy Inc., ("the Company") was incorporated on January 4, 2017 under the laws of the State of Delaware. Effective November 29, 2017, the Company amended its certificate of incorporation to change its corporate name from AraJoy Inc. to Immersed Inc.

The Company is a software company providing virtual reality offices for remote teams and individuals. The Company's technology is available on the following platforms: Facebook/Meta Quest, HTC, Pico, Apple, and planning to expand onto other platforms in the future.

During 2023, the Company began the development of Visor, its own work-optimized spatial computing AR/VR headset. The Company announced Visor in August 2023 and started pre-orders in September 2023, targeting initial deliveries of Visor in mid-2025.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of the significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Basis of Accounting

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization, digital assets impairment gains/losses, collectible valuation of accounts receivable and the estimate of valuation of stock-based compensation.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with financial institutions located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses for balances in excess of federally insured limits.

Going Concern

The accompanying financial statements have been prepared using US GAAP applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Immersed Inc.
Notes to the Financial Statements
December 31, 2024 and 2023
(Audited)

The Company sustained net losses amounting to $14,269,329 and $5,307,684 for the years ended December 31, 2024 and 2023, respectively, has a working capital deficit of $9,593,924 and an accumulated deficit of $31,374,391 as of December 31, 2024. The Company has negative cash flows from operating activities of $5,941,581 and $4,717,472 for the years ended December 31, 2024 and 2023, respectively. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The management's plans to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern include immediate plans to raise additional funds to meet obligations through both a private capital raise and a public crowdfunding campaign and to increase revenue through hiring sales staff and aggressively selling current and future product offerings. The Company's ability to meet its obligations as they become due is dependent upon its ability to generate sufficient cash flow from operations to meet its obligations, and/or to obtain additional external capital financing. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as going concern.

Cash and Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. As of December 31, 2024 and 2023, the Company held cash balances at Silicon Valley Bank, which carried a credit risk that deposits may not be collectible or fully liquid.

Accounts Receivable

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with customers and other factors. Provisions for losses on accounts receivable are determined based on loss experience, known and inherent risk in the account balance and current economic conditions. As of December 31, 2024 and 2023, management considers its accounts receivable as fully collectible and no allowance for credit losses has been recorded.

For the years ended December 31, 2024 and 2023, the Company wrote off $6,686 and $28,348 of its accounts receivable as bad debt expense.

Prepaid Expenses

Prepaid expenses include engineering consulting service fees, subscription fees and others for periods subsequent to December 31, 2024 and 2023.

Digital Assets

The Company held a minimal amount of Ethereum through the sale of vProperty during 2024 and 2023. The deeds to the vProperty are in the form of Non-Fungible Tokens ("NFTs"); see deferred revenue accounting policy for additional information on deposits held from these vProperty sales.

The Company accounts for its digital assets, which are comprised solely of Ethereum, as indefinite-lived intangible assets in accordance with Accounting Standards Codification ("ASC") 350, *Intangibles-Goodwill and Other*. The Company has ownership of and control over its Ethereum and uses a self-custodial wallet to store its Ethereum. The Company's digital assets are initially recorded at cost. Subsequently, they are measured at cost, net of any impairment losses incurred since acquisition.

The Company determines the fair value of its Ethereum on a nonrecurring basis in accordance with ASC 820, *Fair Value Measurement*, based on quoted (unadjusted) prices on the Coinbase exchange, the active exchange that the Company has determined is its principal market for Ethereum (Level 1 inputs). The Company performs an analysis each quarter to identify whether events or changes in circumstances, principally decreases in the quoted (unadjusted) prices on the active exchange, indicates that it is more likely than not that any of the assets are impaired. In determining if an impairment has occurred, the Company considers the lowest price of one Ethereum quoted on the active exchange at any time since acquiring the specific Ethereum held by the Company. If the carrying value of an Ethereum exceeds that lowest price, an impairment loss has occurred with respect to that Ethereum in the amount equal to the difference between its carrying value and such lowest price.

Impairment losses are recognized as Digital assets impairment losses in the Company's statements of operations in the period in which the impairment occurs.

Immersed Inc.
Notes to the Financial Statements
December 31, 2024 and 2023
(Audited)

The impaired digital assets are written down to their fair value at the time of impairment and this new cost basis will not be adjusted upward for any subsequent increase in fair value. Gains (if any) are not recorded until realized upon sale, at which point they would be presented net of any impairment losses in the Company's statements of operations. In determining the gain to be recognized upon sale, the Company calculates the difference between the sales price and carrying value of the specific Ethereum sold immediately prior to sale.

During 2023, the Company acquired 1 additional Ethereum through the sale of vProperty, sold the 363 Ethereum held on February 18, 2023 and recorded a gain of $259,048.

In June 2023, the Company decided to cancel vProperty project due to refocusing on spatial computing. The Company purchased 327 Ethereum to facilitate refunds of the vProperty deposits and refunded 321 Ethereum of the vProperty deposits resulting in a gain on the refund settlements of $58,149. The Company recorded digital asset impairment losses of $3,729 for the year ended December 31, 2023 on the remaining 6 Ethereum held as of December 31, 2023.

During 2024, the Company reversed digital asset impairment losses of $1,895 and recorded an additional gain of $4,064 due to the exchange of Ethereum for another NFT "USDC". As of December 31, 2024, the Company held approximately $6 and $2,636 of Ethereum and USDC, respectively.

The Company may continue to incur significant digital asset impairment losses in the future.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets which is 3 to 7 years.

Property and equipment as of December 31, 2024 and 2023 were as follows:

	2024	2023
Equipment	$ 115,602	$ 112,118
Furniture and fixture	28,019	34,250
	143,621	146,368
Less: accumulated depreciation	103,532	82,018
Total property and equipment, net	$ 40,089	$ 64,350

Depreciation expense of $33,305 and $40,386 was recorded for the years ended December 31, 2024 and 2023, respectively.

Intangible Assets

The Company has capitalized purchase fees related to two domain names. As of December 31, 2024, the Company has capitalized a total of $228,685 in domain names. All domain names capitalized are amortized over the length of 15 years. Amortization expense for the years ended December 31, 2024 and 2023 was $15,246 and $10,961, respectively.

Leases

The Company recognizes and measures its leases in accordance with ASU 2016-02, *Leases (Topic 842)* ("ASC 842"). In accordance with ASC 842, the Company determines if an arrangement contains a lease at inception. Operating leases are included in operating lease right-of-use (ROU) assets and operating lease liabilities, current and noncurrent, on the balance sheet. Lease liabilities are initially recorded at the present value of the lease payments by discounting the lease payments by the discount rate and then recording accretion over the lease term using the effective interest method.

Operating lease classification results in straight-line expense recognition pattern over the lease term and recognized lease expense as a single expense component, which results in amortization of the ROU asset that equals the difference between straight-line lease expense and the expense recorded to related to the lease liability. Operating lease expense is presented under operating expenses, based on the use of the leased asset, on the statement of operations.

The operating lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense is recognized on a straight-line basis over the lease term.

Impairment of Long-Lived Assets

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. The Company did not have any impairment losses during 2024 and 2023.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in preferred shares.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash, accounts receivable, digital assets, accounts payable, accrued expenses and convertible notes payable.

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Immersed Inc.
Notes to the Financial Statements
December 31, 2024 and 2023
(Audited)

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of December 31, 2024 and 2023, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheets. The deferred offering costs are charged to stockholders' equity (deficit) upon the completion of an offering or to expense if the offering is not completed. During the year ended December 31, 2023, the Company incurred $150,000 offering costs.

Revenue Recognition

ASC Topic 606, *Revenue from Contracts with Customers* establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted on January 1, 2019 and retroactively applied to the periods presented.

The Company enters into monthly and yearly subscription plans with the customers to provide immersive virtual reality offices where customers can spawn up to five virtual monitors and can collaborate with others in the same virtual space. The Company recognizes revenue ratably over the term of the agreement, as the Company's performance obligation is satisfied over time.

During the year ended December 31, 2023, the Company achieved additional milestones for the Meta (Facebook) grant valued at $200,000. These amounts are included in other income on the statements of operations.

Deferred Revenue

Deferred revenue consists of the following as of December 31, 2024 and 2023:

	2024		2023	
Subscriptions	$	50,168	$	38,599
Visor pre-order and visor plus deposits		2,975,545		1,435,986
Total deferred revenue	$	3,025,713	$	1,474,585

Subscriptions

This pertains to subscription revenue collected but not yet earned for the Immersed virtual reality application annual subscriptions. The Company expects to recognize all deferred revenue for subscriptions in 2025.

Immersed Inc.
Notes to the Financial Statements
December 31, 2024 and 2023
(Audited)

Visor Pre-Order Deposits

During 2023, the Company began development of its own work-focused AR/VR headset, Visor, and began taking pre-order deposits in September 2023. Pre-order deposits will be recognized as revenue when orders are ready for fulfillment.

vProperty Deposits

During 2022, the Company created Immersed Virtual Property ("vProperty") and was paid a total of 377 Ethereum in deposits for vProperty with a total of $747,096 at 2022. This was presented as vProperty deposits under the current liabilities on the balance sheets.

During 2023, the Company was paid 2 Ethereum in deposits for vProperty valued at $2,338. Furthermore, during 2023, the Company decided to cancel that vProperty project due to refocusing on spatial computing. No vProperty was delivered to customers. As customers returned the vProperty deeds, the Company refunded the vProperty deposits to customers in Ethereum. During 2023, the Company refunded deposits in the amount of 328 Ethereum valued at $663,734 as of the date of the deposits. The remaining balance of vProperty deposits as of December 31, 2023 was 51 Ethereum valued at $85,700.

During 2024, the Company refunded deposits in the amount of 6 Ethereum valued at $12,309 as of the date of the deposits. As of December 31, 2024, the remaining Ethereum held by the Company was exchanged for another NFT, "USDC" in the amount of $2,642. See digital assets accounting policy for additional information regarding digital assets.

Cost of Revenues

Cost of revenue primarily includes the direct costs of maintaining the Immersed virtual reality (AR/VR) software application, software subscriptions, hosting, servers and storage costs and supplies. The cost of revenues also includes the direct cost of any merchandise sold.

Marketing and Advertising Expense

Marketing and advertising expenses are expensed as incurred. Marketing and advertising expenses consist of the following for the years ended December 31, 2024 and 2023:

	2024	2023
Sponsored events	$ 85,579	$ 76,680
Content production	56,340	11,124
Business conference tickets	-	406
Paid advertisements	-	50
Marketing and advertising expenses	$ 141,919	$ 88,260

AR/VR Product Expenses

AR/VR product expenses are expensed as incurred and include expenses related directly to producing the Immersed virtual reality (AR/VR) software application and products accessed within it. Also included are expenses directly related to developing Immersed's work-focused AR/VR headset, Visor. Within the Immersed virtual reality (AR/VR) software application, there are both paid-use and free-use products.

Stock Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method.

The Company classifies stock-based compensation expense in its statements of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. The Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2024 and 2023, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2024 and 2023 consist of outstanding options (Note 4).

NOTE 3 – DEBTS

Merchant Cash Advances

During 2024, the Company entered into multiple agreements with the merchant cash advance providers.

Immersed Inc.
Notes to the Financial Statements
December 31, 2024 and 2023
(Audited)

In March 2024, the Company received a loan from Ondeck Capital, a financial institution, for a total principal of $150,000. The Company recorded a discount on the loan amounting to $52,500, which is being amortized to interest expense over the terms of the loan. The loan matures in March 2025 and carries an interest rate of 35% per annum.

On March 25, 2024, the Company entered into a short-term agreement with FundFi Merchant Funding totaling $150,000. Total weekly required payments are $7,821 for the whole term of the loan. The Company recorded a discount on the loan amounting to $69,000, which is amortized to interest expense over the term of the loan. The loan was paid in full in October 2024.

On March 26, 2024, the Company entered into a short-term agreement with Superfast Capital totaling $100,000.   Total weekly required payments are $3,393 for the whole term of the loan. The Company recorded a discount on the loan amounting to $45,900, which is being amortized to interest expense over the term of the loan. The loan is being repaid at 6% which is being deducted automatically from the Company's bank account until the total required payments are made.

On June 4, 2024, the Company entered into a short-term agreement with RedStone Advance totaling $125,000. Total weekly required payments are $3,122 for the whole term of the loan. The loan was repaid in November 2024.

On September 27, 2024, the Company entered into a short-term agreement with FundFi Merchant Funding totaling $150,000. Total weekly required payments are $6,516 for the whole term of the loan. The Company recorded discount on loan amounting to $58,500, which is being amortized to interest expense over the term of the loans. The loan is being repaid at a 25% which is being deducted automatically from the Company's bank account until the total required payments are made.

On October 1, 2024, the Company entered into a short-term agreement with Specialty Capital totaling $150,000. Total weekly required payments are $6,516 for the whole term of the loan. The Company recorded a discount on the loan amounting to $58,500, which is being amortized to interest expense over the term of the loans. The loan is being repaid at a 7% which is being deducted automatically from the Company's bank account until the total required payments are made.

As of December 31, 2024, the Company has an outstanding balance of $295,350, net of unamortized discount of $78,735. Interest expense from amortization of loan discount for the year ended December 31, 2024 amounted to $205,665.

Loans Payable

During 2024, the Company entered into multiple loan agreements.

In March 2024, the Company received its first loan from Shopify totaling $270,000. The Company recorded a discount on the loan amounting to $35,100, which is being amortized to interest expense over the term of the loan. The loan is being repaid daily at 17% of the Company's Shopify account's sales proceeds, which is being deducted automatically until the total required payments are made. The loan is secured by the Company's balances on its Shopify account.

On May 13, 2024 the Company received its first loan from Stripe Capital, a financial institution, for a total principal of $67,600. The Company recorded a discount on the loan amounting to $7,436, which is being amortized to interest expense over the term of the loan. The loan matures in November 2025 and carries an interest rate of 7.3% per annum. The loan was paid in full in October 2024.

In September 2024, the Company received a second loan from Shopify totaling $75,000. The Company recorded a discount on the loan amounting to $9,750, which is being amortized to interest expense over the term of the loan. The loan repayment will begin after the first loan is paid in full. The loan is secured by the Company's balances on its Shopify account.

On October 15, 2024 the Company received a loan from Stripe Capital, a financial institution, for a total principal of $88,300. The Company recorded a discount on the loan amounting to $10,684, which is being amortized to interest expense over the term of the loans. The loan matures in April 2026 and carries an interest rate of 8% per annum.

Immersed Inc.
Notes to the Financial Statements
December 31, 2024 and 2023
(Audited)

As of December 31, 2024, the Company has a total outstanding balance of $195,854, net of unamortized discount of $32,087. Interest expense from amortization of loan discount for the year ended December 31, 2024 amounted to $30,883.

Notes Payable – Related Party Liabilities

On July 11, 2024, the Company entered into multiple promissory note agreements with related parties of the company, including the Company's CEO, for a total principal amount of $420,000. The notes bear interest of 10% per annum with all principal and interest due and payable on the earlier of; (a) July 11, 2025 or, (b) in the events of default, which include voluntary and involuntary proceedings. As of December 31, 2024, the Company has an outstanding principal of $177,000.

Interest expense for the year ended December 31, 2024 on these notes amounted to $20,300, of which $16,917 remained accrued and outstanding at December 31, 2024.

Convertible Notes Payable

In August 2023, the Company issued a series of convertible notes for a total principal of $450,000 with a 20% discount. The notes bear interest of 8% per annum with all principal and interest due and payable on the earlier of: (a) 5 days after the receipt of demand for payment, which demand shall not made prior to August 11, 2025 (the "Maturity Date") and (b) in the events of default, which includes voluntary and involuntary proceedings.

In May 2024, the Company issued a single convertible note for a total principal of $1,000,000 with a 10% discount. The note bears an interest of 8% per annum with all principal and interest due and payable on the earlier date of; a) five days after the receipt of demand for payment, which demand shall not be made prior to May 11, 2027, or b) in the events of default, which includes voluntary and involuntary proceedings.

In July 2024, the Company issued multiple convertible notes for a total principal of $2,149,300, of which $425,000 includes notes with a 10% discount. The note bears an interest of 8% per annum with all principal and interest due and payable on the earlier date of; a) five days after the receipts of demand for payment, which demand shall not be made prior to July 2026, or b) in the events of default, which includes voluntary and involuntary proceedings.

In November 2024, the Company issued a single convertible promissory note for a total principal of $1,000,000 with a 25% discount. The note bears an interest equal to the prime rate plus 5% per annum with all principal and interest due and payable on the earlier date of; a) five days after the receipts of demand for payment, which demand shall not be made prior to November 2027, or b) in the events of default, which includes voluntary and involuntary proceedings.

In case of liquidity event, which means a change of control, private placement equity financing, direct listing, an initial public offering (IPO) or special purpose acquisition companies (SPAC) merger, the outstanding principal and accrued interest will automatically convert into Company's shares issued in the triggering financing, as applicable. The conversion price per share equal to: (a) (i) in the case of an IPO, the price per share at which conversion shares are sold to the public, (ii) in the case of private placement equity financing, the lowest per share purchase price of the conversion shares issued in such financing and (iii) in the case of other liquidity event, the aggregate fair market value of the Company's equity interest divided by the number of shares constituting the Company equity interest outstanding immediately prior to such liquidity event; in each case multiplied by (ii) the 75-100% discount rate.

Interest expense for the years ended December 31, 2024 and 2023 on these notes amounted to $167,511 and $14,104, respectively, all of which remained accrued and outstanding at December 31, 2024.

The Company analyzed the notes for beneficial conversion features and concluded that no beneficial conversion feature discount should be recorded until resolution of the contingency of the qualified equity financing. As no notes had been repaid nor converted under the conversion terms, the outstanding principal was $4,599,300 and $450,000 as of December 31, 2024 and 2023, respectively.

NOTE 4 – STOCKHOLDERS' EQUITY

Capital Structure

Immersed Inc.
Notes to the Financial Statements
December 31, 2024 and 2023
(Audited)

During October 2023, the Company amended and restated its articles of incorporation (the "Amended Articles"). The Amended Articles authorized 8,950,000 shares of preferred stock, designated as Series 1 Preferred Stock, and 33,000,000 shares of common stock, both $0.00001 par value per share.

As of December 31, 2023, the Company had 8,315,265 issued and outstanding shares of preferred stock and 5,800,045 issued and outstanding shares of common stock.

As of December 31, 2024, the Company had 8,315,265 issued and outstanding shares of preferred stock and 5,821,712 issued and outstanding shares of common stock.

Preferred Stock

The holders of Series 1 Preferred Stock are entitled to various protective provisions and preferences, as defined in the certificate of designation of Series 1 Preferred Stock (the "Agreement"). Holders of Series 1 Preferred Stock are entitled to vote on an as-converted basis with holders of Common Stock. The holders of Series 1 Preferred Stock are entitled to a dilution protected dividend preference over holders of Common Stock, as defined in the agreement. The holders of Series 1 Preferred Stock are entitled to a liquidation preference over holders of Common Stock at the original issuance price ($4.11107) per share, providing a total liquidation preference of $34,184,635 as of December 31, 2024 and 2023, or such greater amount as would be payable on an as-converted basis to Common Stock. The Series 1 Preferred Stock are convertible, at the holder's election, into Common Stock at a dilution protected conversion rate that is currently 1:1.

Common Stock

On January 9, 2017, the founder was granted 4,000,000 shares of common stock which are subject to 4-year vesting period. Vested common stock issued and outstanding as of December 31, 2024 and 2023 were 5,821,712 and 5,800,045, respectively.

During 2023, 554,314 stock options were exercised for $124,982 and converted into 554,314 shares of common stock.

During 2023, the Company undertook an offering of common stock pursuant to a Regulation Crowdfunding offering, raised $3,000,000 and issued 604,546 common stock shares at a price of $4.96.

During 2024, 19,148 stock options were exercised for $15,702 and converted into 19,148 shares of common stock.

During 2024, the Company issued 2,519 common stock shares at a price of $3.70 to the lead investor of its 2023 Wefunder crowd fundraiser.

Stock Options

The Company accounts for stock-based compensation under the provisions of Topic 718, Compensation - Stock Compensation, which requires measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee officers based on estimated fair values as of the date of grant. Compensation expense is recognized on a straight-line basis over the requisite service period. The Company has a stock-based employee compensation plan, the 2017 Stock Option Plan (the "Plan"), for which 1,400,000 shares of common stock were initially reserved for issuance under the Plan to certain employees. Awards granted under the Plan are made in the form of Incentive Stock Options (ISOs). During May 2021, the Board of Director and stockholders of the Company approved the increase in total shares to be reserved for issuance under the Plan from 1,874,022 to 7,480,000 shares of common stock. During February 2022, the Board of Director and stockholders of the Company approved the increase in total shares to be reserved for issuance under the Plan from 7,480,000 to 12,000,000 shares of common stock. During November 2022, the Board of Director and stockholders of the Company approved the increase in total shares to be reserved for issuance under the Plan from 12,000,000 to 14,062,398 shares of common stock. 835,563 and 459,539 shares were available for issuance under the Plan as of December 31, 2024 and 2023, respectively.

Immersed Inc.
Notes to the Financial Statements
December 31, 2024 and 2023
(Audited)

ISOs are granted to certain employees of the Company from time to time. As of December 31, 2024, and 2023, 1,445,730 and 1,794,035 ISOs were issued and outstanding, respectively, under the Plan. Vested ISOs were 1,270,964 and 1,273,540 as of December 31, 2024 and 2023, respectively. During the years ended December 31, 2024 and 2023, 329,513 and 204,842 ISOs were forfeited, respectively.

NQSOs are granted to certain employees of the Company from time to time. As of December 31, 2024 and 2023, 11,195,443 and 11,242,310 NQSOs were issued and outstanding, respectively, under the Plan. Vested NQSOs were 10,820,206 and 10,663,332 as of December 31, 2024 and 2023, respectively. During the years ended December 31, 2024 and 2023, 406,503 and 41,712 NQSOs were forfeited, respectively.

Outside the Plan, prior to 2020, the Company granted 1,318,784 non-qualified stock options ("NQSOs") with an exercise price of $0.03 per share. During the year ended December 31, 2021, the Company granted 1,297,264 NQSOs with an exercise price of $0.82 per share. NQSOs of 2,616,048 remain outstanding as of December 31, 2024 and 2023, of which 2,616,048 NQSOs were vested as of December 31, 2024 and 2023.

The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. In accordance with ASC 718, as a private company, the Company has elected to use a 0% forfeiture rate in calculating its stock compensation expense.

The Company's ISOs and NQSOs typically expire ten years after the grant date and vesting occurs immediately or over a period of four years.

A summary of options activities for the years ended December 31, 2024 and 2023 is as follows:

	December 31, 2024		December 31, 2023	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Balance at beginning of period	15,652,393	$ 0.73	16,394,016	$ 0.71
Granted	359,992	$ 3.70	59,245	$ 0.56
Exercised	(19,148)	$ 0.82	(554,314)	$ 0.82
Forfeited	(736,016)	$ 2.13	(246,554)	$ 0.82
Outstanding at end of period	15,257,221	$ 0.74	15,652,393	$ 0.73
Exercisable at end of period	14,707,218	$ 0.73	14,552,920	$ 0.71
Intrinsic value of options outstanding at year-end	$ 45,320,849		$1,249,840	
Weighted average duration (years) to expiration of outstanding options at year-end	6.80		7.99	
Weighted average duration (years) to expiration of exercisable options at year-end	6.75		7.60	

Immersed Inc.
Notes to the Financial Statements
December 31, 2024 and 2023
(Audited)

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes Option Pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants.

The stock option issuances were valued using the following inputs for the years ended December 31, 2024 and 2023:

	2024	2023
Risk free interest rate	0.23%	3.37%
Expected dividend yield	0.00%	0.00%
Expected volatility	33.75%	33.75%
Expected life (years)	7	5
Fair value per stock option	$1.295	$0.199

As of December 31, 2024 and 2023, there were $239,797 and $572,438, respectively, of costs to be recognized over a weighted-average period of approximately 1.70 years and 2.74 years, respectively.

The fair value of stock options issued during the years ended December 31, 2024 and 2023 was $466,190 and $11,790, respectively.

NOTE 5 – INCOME TAXES

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which result in taxable or deductible amounts in the future.

As of December 31, 2024 and 2023, the Company had net deferred tax assets before valuation allowance of $5,951,989 and $2,992,850, respectively.

The following table presents the deferred tax assets and liabilities by source:

	2024	2023
Net operating loss carryforward	$ 5,902,589	$ 2,947,668
Research and development credits	50,100	50,100
Depreciation methods	(700)	(4,918)
Deferred tax assets	5,951,989	2,992,850
Valuation allowance	(5,951,989)	(2,992,850)
Net deferred tax assets	$ -	$ -

Immersed Inc.
Notes to the Financial Statements
December 31, 2024 and 2023
(Audited)

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2024 and 2023, cumulative losses through December 31, 2024, and no history of generating taxable income. Therefore, valuation allowances of $5,951,989 and $2,992,850 were recorded as of December 31, 2024 and 2023, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 21.0%. The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2024 and 2023, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $28,107,567 and $14,036,515, respectively, which may be carried forward to offset future income.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax position through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2019-2024 tax years remain open to examination.

NOTE 6 – CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of December 31, 2024 and 2023, the Company has not reported any lawsuit or known plans of litigation by or against the Company.

NOTE 7 – LEASE COMMITMENTS

In September 2022, the Company entered into a 25-month operating lease agreement for office space, which started in November 2022. The agreement called for a security deposit of $70,000 and monthly payments of $30,527 for the first year, and $31,443 for the remaining 13 months. Additionally, the Company is responsible for $19,148 of the monthly common area maintenance charges. The Company initially recognized an operating lease right-of-use asset and an operating lease liability of $673,673, discounted using the Company's incremental borrowing rate of 5.0% and lease term of 25 months. As of December 31, 2023, the carrying amount of the operating lease right-of-use asset was $337,123, net of accumulated amortization of $367,993 and the carrying amount of operating lease liability was $337,380, net of unamortized interest of $8,493. On November 30, 2024, the lease agreement was fully consummated and was not renewed.

For the years ended December 31, 2024 and 2023, the Company incurred $553,182 and $577,995 of rent expense, respectively.

NOTE 8 – SUBSEQUENT EVENTS

The Company opened a Regulation Crowdfunding (Reg CF) in January 2025 and is actively raising capital through a Reg CF campaign via a convertible note with a $200M valuation cap.

Management has evaluated subsequent events through February 14, 2025, the date the financial statements were available to be issued. Based on this evaluation, no other material events were identified which require adjustment or disclosure in the financial statement.